Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Summit Awarded up to $4.5 Million Grant from CARB-X for Development of New Mechanism Gonorrhoea Antibiotics

•	Non-Dilutive Funding Could Support Development through Completion of a Phase 1 Clinical Trial

Oxford, UK, and Cambridge, MA, US, 10 July 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) announces it has been awarded up to $4.5 million from CARB-X, a public-private partnership devoted to accelerating early antibiotic research and development. This award will be used to support Summit’s wholly-owned, lead series of new mechanism antibiotic compounds for gonorrhoea. Gonorrhoea is recognised as an urgent bacterial threat by the US Centers for Disease Control (‘CDC’) due to the diminishing treatment arsenal. There is currently only one treatment option for gonorrhoea recommended by the CDC.

“Drug-resistant gonorrhoea is an urgent and growing public health problem around the world, affecting the health and quality of life of millions of people,” said Kevin Outterson, Executive Director of CARB-X. “The world urgently needs new antibiotics, like those that Summit is developing, and other life-saving products to protect us from drug-resistant bacteria. The projects in the Powered by CARB-X portfolio are in the early stages of development, but if successful, they offer tremendous potential in the fight against superbugs.”

Summit will receive an initial $2.0 million in funding from CARB-X that will in part fund the selection of a preclinical candidate from Summit’s lead gonorrhoea series. The selection of a lead candidate is expected in the second half of 2018. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of the selected gonorrhoea candidate through the end of a Phase 1 clinical trial.

“This CARB-X collaboration and funding is important to us as we aim to pioneer a new era in antibiotic innovation and allows us to accelerate the development of our first series of new mechanism of action gonorrhoea compounds,” commented Glyn Edwards, Chief Executive Officer of Summit. “The award is a testament to the promise of our gonorrhoea programme, and the discovery capability of our proprietary genetics-based platform.”

Summit has identified a series of new mechanism antibiotic compounds that have shown high potency against a range of Neisseria gonorrhoea strains, including those that were multi-drug resistant. The series was identified using Summit’s Discuva Platform that combines transposon technology and bioinformatics to create and screen compounds against proprietary pathogen libraries. The Discuva Platform is designed to identify new bacterial targets, discover and develop new mechanism antibiotics and assess resistance liabilities to optimise compounds for advancing into clinical development.

About Gonorrhoea

It is estimated by the World Health Organization (‘WHO’) that there are approximately 78 million new cases of gonorrhoea globally per year. Neisseria gonorrhoeae has consistently developed resistance to each class of antibiotics recommended for treatment and there is now only one treatment recommended by the CDC, a combination of two antibiotics. There are currently no other recommended antibiotics that can be effectively deployed to target the disease. The WHO ranks as “High” the priority of R&D investment into the search for antibiotics which are effective against Neisseria gonorrhoeae.

About CARB-X

CARB-X is a non-profit public-private partnership dedicated to accelerating early development antibacterial R&D to address the rising global threat of drug-resistant bacteria. CARB-X is investing more than $500 million from 2016-2021 to support innovative antibiotics and other therapeutics, vaccines, rapid diagnostics and devices. In its first two years, CARB-X has built one of the world’s largest and most innovative pipelines of preclinical products against drug-resistant infections. CARB-X focuses exclusively on high priority drug-resistant bacteria, especially Gram-negatives. CARB-X is funded by US Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response (ASPR), the Wellcome Trust, a global charity based in the UK working to improve health globally, the UK Government’s Global Antimicrobial Resistance Innovation Fund (UK GAMRIF), and the Bill & Melinda Gates Foundation, with in-kind support from National Institute of Allergy and Infectious Diseases (NIAID), part of the US National Institutes of Health (NIH). CARB-X is based at Boston University in the Faculty of Law. Other partners include RTI International, the Broad Institute of Harvard and MIT, MassBio, and the California Life Sciences Institute (CLSI). https://carb-x.org/. Follow us on Twitter @CARB_X.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

This news release is supported by the Cooperative Agreement Number IDSEP160030 from ASPR/BARDA and by an award from Wellcome Trust. The contents are solely the responsibility of the authors and do not necessarily represent the official views of the HHS Office of the Assistant Secretary for Preparedness and Response, Wellcome Trust, CARB-X or its funders.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance James Stearns, Corporate Broking

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		Jon.siegal@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Lindsey Neville

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits of the CARB-X award, including whether the option segments will be exercised, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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